Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-117290
PROSPECTUS SUPPLEMENT
Dated June 14, 2005 (to Prospectus dated August 23, 2004)
10,999,398 Shares

Common Stock

       This prospectus supplement relates to the issuance of 1,366,528 shares of our common stock and the possible issuance of up to 9,632,870 shares of our common stock in exchange for units representing common limited partnership interests, or common units, in Maguire Properties, L.P., or our operating partnership, upon prior redemptions by certain limited partners and any future redemption by one or more of the limited partners pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock by the selling stockholders named in this prospectus supplement.

       We will receive no proceeds from any issuance of the shares of our common stock covered by this prospectus supplement and the accompanying prospectus to the selling stockholders or from any sale of such shares by the selling stockholders, but we have agreed to pay certain registration expenses.

       Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “MPG.” On June 13, 2005, the last reported sales price of our common stock on the NYSE was $26.80 per share.

       See “Risk Factors” beginning on page 1 of the accompanying prospectus for certain risk factors relevant to an investment in our common stock.

       Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 14, 2005

PROSPECTUS SUPPLEMENT

PROSPECTUS

      Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or “our company” refer to Maguire Properties, Inc., including its consolidated subsidiaries.

      You should rely only on the information contained in this document or incorporated by reference. Neither we nor the holders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate and neither this prospectus supplement nor the accompanying prospectus is an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct on any date after their respective dates even though this prospectus supplement and the accompanying prospectus are delivered or shares are sold pursuant to the prospectus supplement and the accompanying prospectus at a later date. Since the date of this prospectus supplement, our business, financial condition, results of operations and prospects may have changed.

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FORWARD-LOOKING STATEMENTS

       This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference, contain “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Also, documents we subsequently file with the SEC and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and other pro forma information incorporated by reference and all our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategies, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in Southern California;

•	general economic conditions;

•	future terrorist attacks in the U.S.;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop properties;

•	our failure to maintain our status as a real estate investment trust, or REIT;

•	environmental uncertainties and risks related to natural disasters;

•	financial market fluctuations; and

•	changes in real estate and zoning laws and increases in real property tax rates.

       For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section in the accompanying prospectus entitled “Risk Factors,” including the risks incorporated therein from our most recent Annual Report on Form 10-K, as updated by our future filings.

RECENT DEVELOPMENTS

       On March 15, 2005, we completed the acquisition of an office portfolio of ten properties and three separate land parcels from Fifth Street Properties, LLC, an affiliate of CommonWealth Partners, LLC, for $1.51 billion. We funded the purchase price through approximately $1,022.1 million in new mortgage and mezzanine financing, the assumption of loans aggregating $155.0 million from New York Life Insurance Company and Massachusetts Mutual Life Insurance Company encumbering the 777 Tower property and proceeds from our $450.0 million variable rate term loan. The purchase price of the acquisition has been allocated on a preliminary basis to the assets acquired and the liabilities assumed. We expect to finalize our purchase price allocation no later than 12 months from the date of acquisition.

       On April 6, 2005, we completed the acquisition of San Diego Tech Center, a 38-acre technological office and research and development campus located in Sorrento Mesa, San Diego County, California, from CalWest Industrial Holdings, LLC. The transaction was structured to qualify as a 1031 like-kind exchange to defer the capital gain on the potential sale of another of our properties. The purchase price of San Diego Tech Center was approximately $185.0 million, excluding acquisition costs, which was funded with a $7.0 million draw from our $100.0 million credit facility, $47.0 million cash on hand and a $133.0 million, ten-year mortgage financing with a fixed interest rate of 5.70%.

       On May 18, 2005, Maguire Properties — One Renaissance, LLC, a subsidiary of our operating partnership, entered into an agreement to sell One Renaissance Square, a 484,000 square foot office building located in Phoenix, Arizona, for approximately $130.0 million, including the assumption of approximately $104.0 million of mortgage debt, to a subsidiary of Pauls Core Plus Venture, L.P. The net proceeds from the sale will be used to pay down our $450.0 million term loan. The sale is expected to close in the second quarter of 2005.

DESCRIPTION OF SECURITIES

       The following summary of the material terms of the stock of our company in this section does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which we have previously filed with the SEC and which we incorporate by reference as exhibits to the registration statement of which this prospectus supplement is a part. See “Where You Can Find More Information” in the accompanying prospectus.

General

       Our charter provides that we may issue up to 100,000,000 shares of our common stock, $0.01 par value per share, or common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, or preferred stock, 10,000,000 shares of which are classified as series A preferred stock. Our charter authorizes our board of directors to increase the number of authorized shares of our common and preferred stock without stockholder approval. As of March 31, 2005, 43,331,332 shares of our common stock were issued and outstanding and 10,000,000 shares of series A preferred stock were issued and outstanding. The 43,331,332 outstanding shares of our common stock excludes the shares of common stock that we may issue in exchange for presently outstanding common units which may be tendered for redemption to our operating partnership pursuant to this prospectus supplement and the accompanying prospectus.

Common Stock

       All outstanding shares of our common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

       Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

       Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

       Under the Maryland General Corporation Law, or MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter does not provide for a lesser percentage in these situations. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. In addition, because operating assets may be held by a corporation’s subsidiaries, as in our situation, these subsidiaries may be able to transfer all or substantially all of such assets without a vote of our stockholders.

       Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

       Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series subject to the limited rights of holders of our series A preferred stock and each parity class or series of preferred stock, voting together as a single class, to approve certain issuances of prior classes or series of stock. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interest. Other than the series A preferred stock, no shares of preferred stock are outstanding.

7.625% Series A Cumulative Redeemable Preferred Stock

       General. Our board of directors and a duly authorized committee thereof approved articles supplementary, a copy of which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus supplement is a part, creating the series A preferred stock as a class of our preferred stock, designated as the 7.625% Series A Cumulative Redeemable Preferred Stock. The series A preferred stock is validly issued, fully paid and nonassessable.

       The series A preferred stock is currently listed on the NYSE as “MPG Pr A.”

       Ranking. The series A preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up:

•	senior to all classes or series of our common stock, and to any other class or series of our stock expressly designated as ranking junior to the series A preferred stock;

•	on parity with any class or series of our stock expressly designated as ranking on parity with the series A preferred stock; and

•	junior to any other class or series of our stock expressly designated as ranking senior to the series A preferred stock.

       Dividend Rate and Payment Date. Investors are entitled to receive cumulative cash dividends on the series A preferred stock from and including the date of original issue, payable quarterly in arrears on or about the last calendar day of January, April, July and October of each year, commencing April 2004, at the rate of 7.625% per annum of the $25.00 liquidation preference per share (equivalent to an annual amount of $1.90625 per share). The first dividend paid on the series A preferred stock, on April 30, 2004, was a pro rata dividend from and including the original issue date to and including April 30, 2004 in the amount of $0.51892 per share. Dividends on the series A preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

       Liquidation Preference. If we liquidate, dissolve or wind-up, holders of the series A preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) up to and including the date of payment, before any payment is made to holders of our common stock and any other class or series of stock ranking junior to the series A preferred stock as to liquidation rights. The rights of holders of series A preferred stock to receive their liquidation preference will be subject to the proportionate rights of any other class or series of our stock ranking on parity with the series A preferred stock as to liquidation.

       Optional Redemption. We may not redeem the series A preferred stock prior to January 30, 2009, except in limited circumstances to preserve our status as a REIT. On and after January 30, 2009, the series A preferred stock will be redeemable at our option, in whole or in part at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to and including the redemption date. Any partial redemption will be on a pro rata basis.

       No Maturity, Sinking Fund or Mandatory Redemption. The series A preferred stock has no maturity date and we are not required to redeem the series A preferred stock at any time. Accordingly, the series A preferred stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right. The series A preferred stock is not subject to any sinking fund.

       Voting Rights. Holders of series A preferred stock generally have no voting rights. However, if we are in arrears on dividends on the series A preferred stock for six or more quarterly periods, whether or not consecutive, holders of the series A preferred stock (voting together as a class with the holders of all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at our next annual meeting and each subsequent annual meeting of stockholders for the election of two additional directors to serve on our board of directors until all unpaid dividends and the dividend for the then-current period with respect to the series A preferred stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, we may not make certain material and adverse changes to the terms of the series A preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of series A preferred stock and the holders of all other shares of any class or series ranking on parity with the series A preferred stock that are entitled to similar voting rights (voting together as a single class).

       Conversion. The series A preferred stock is not convertible into or exchangeable for any of our other property or securities.

Power to Increase Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

       We believe that the power of our board of directors to increase the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Subject to the limited rights of holders of our series A preferred stock and each parity class or series of preferred stock, voting together as a single class, to approve certain issuances of senior classes or series of stock, the additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interest.

Restrictions on Transfer

       In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

       Our charter documents contain restrictions on the ownership and transfer of our stock which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter documents provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of our series A preferred stock. A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

       The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of shares of our stock by an individual or entity (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) in amounts that do not exceed the ownership limit could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively shares of our stock in excess of the ownership limit.

       Our board of directors may, in its sole discretion, waive the ownership limit as it applies to our common stock with respect to a particular stockholder if it:

•	determines that such ownership will not cause any individual’s beneficial ownership of shares of our common stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Code.

       Our board of directors may also, in its sole discretion, waive the ownership limit as it applies to our series A preferred stock with respect to a particular stockholder if it determines that such ownership will not jeopardize our status as a REIT.

       As a condition of our waiver of the ownership limit as it applies to any of our stock, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

       In connection with the waiver of the ownership limit as it applies to our stock or at any other time, our board of directors may decrease the ownership limit as it applies to our stock for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our stock, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our stock in excess of such percentage ownership will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 49% in value of our outstanding stock.

       Our charter provisions further prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

       Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

       Pursuant to our charter documents, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limit or such other limit as established by our board of directors or would result in us being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares in excess of the ownership limit or causing us to be “closely held” or otherwise to fail to qualify as a REIT (rounded up to the nearest whole) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” or otherwise failing to qualify as a REIT, then our charter documents provide that the transfer of the excess shares will be void. If any transfer would result in shares of our stock being beneficially owned by fewer than 100 persons, then any such purported transfer will be void and of no force or effect.

       Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for such shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

       If we do not buy such shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell such shares to a person or entity designated by the trustee who could own such shares without violating the ownership limit or such other limit as established by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for such shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for such shares. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

       The trustee shall be designated by us and shall be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

       Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

       However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

       Any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.

       All certificates representing shares of our stock bear a legend referring to the restrictions described above.

       These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interest.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock and preferred stock is Continental Stock Transfer & Trust Company.

SUPPLEMENTAL FEDERAL INCOME TAX CONSIDERATIONS

       The following is a summary of certain supplemental United States federal income tax considerations regarding our company and the issuance and resale of our common stock. This summary is a supplement to the information provided in the accompanying prospectus under the caption “Material Federal Income Tax Considerations,” and is subject to the limitations and qualification set forth in the accompanying prospectus. Holders are urged to review the information in the accompanying prospectus together with this summary. Capitalized terms used and not defined in this summary have the meanings set forth in the accompanying prospectus. This summary is based on current law, is for general information only and is not tax advice.

Tax Opinion

       Under the caption “Material Federal Income Tax Considerations — Taxation of Our Company — General,” the accompanying prospectus provides that Latham & Watkins has rendered to us an opinion regarding our tax status as a REIT under the Code. That opinion was dated July 9, 2004. That opinion has not been updated subsequent to its date and no opinion regarding our tax status as a REIT under the Code is being rendered in connection with this prospectus supplement.

New Legislation

       The American Jobs Creation Act of 2004, or the 2004 Act, signed into law by President Bush on October 22, 2004, amended certain rules relating to the taxation of REITs. The 2004 Act includes, among other things, the following changes:

•	The 2004 Act expands the “straight debt safe harbor” under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed in the accompanying prospectus under the caption “— Taxation of Our Company — Asset Tests” and excludes certain other securities from such calculation.

•	As discussed in the accompanying prospectus under the caption “— Taxation of Our Company — Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries,” a look-through rule applies with respect to a REIT’s investment in an entity that is treated as a partnership for federal income tax purposes. The 2004 Act contains a special partnership look-through rule for purposes of the 10% value limitation discussed in the accompanying prospectus under the caption “— Taxation of Our Company — Asset Tests.” Under the 2004 Act, solely for purposes of the 10% value limitation, the determination of a REIT’s interest in the assets of an entity treated as a partnership for federal income tax purposes in which the REIT owns an interest will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for this purpose, certain securities which are not subject to the 10% value limitation.

•	The 2004 Act clarifies a rule regarding a REIT’s ability to enter into leases with its taxable REIT subsidiaries.

•	As discussed in the accompanying prospectus under the caption “— Taxation of Our Company — Asset Tests,” we may not own more than 10% by vote or value of any one issuer’s securities, and the value of any one issuer’s securities may not exceed 5% of the value of our total assets. If we fail to meet these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the 2004 Act, after the 30 day cure period (generally within six months after the last day of the quarter in which the failure to satisfy the asset test is discovered), a REIT may take action (e.g., dispose of nonqualifying assets) to cure a violation of the 5% or 10% asset test that does not exceed the lesser of 1% of the total value of the REIT’s assets at the end of the relevant quarter and $10,000,000. For violations due to reasonable cause and not willful neglect that are larger than this amount, the 2004 Act permits the REIT to cure a violation of any of the asset tests, after the 30 day cure period (generally within six months after the last day of the quarter in which the failure to satisfy the asset test is discovered), by (a) taking actions (e.g., disposing of nonqualifying assets) that allow the REIT to meet the asset tests, (b) paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (c) disclosing certain information to the Internal Revenue Service.

•	The 2004 Act also changes the formula for calculating the tax imposed for certain violations of the 95% gross income test described in the accompanying prospectus under the captions “— Taxation of Our Company — General” and “— Taxation of Our Company — Income Tests” and makes certain changes to the requirements for availability of the applicable relief provisions for failure to meet the 75% and 95% gross income tests.

•	The 2004 Act provides additional relief in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT if (i) the violation is due to reasonable cause, (ii) we pay a penalty of $50,000 for each failure to satisfy the provision, and (iii) the violation does not include a violation described in the fourth or fifth bullet point above.

•	As discussed in the accompanying prospectus under the caption “— Taxation of Our Company — Penalty Tax,” amounts received by a REIT for services customarily furnished or rendered by its taxable REIT subsidiary in connection with the rental of real property are excluded from treatment as “redetermined rents” and therefore avoid the 100% penalty tax. The 2004 Act eliminates this exclusion.

       The foregoing is not an exhaustive list of the changes that were made by the 2004 Act. The provisions contained in the 2004 Act relating to the “straight debt safe harbor,” the exclusion of certain securities from the 10% value limitation and our ability to enter into leases with our taxable REIT subsidiaries apply retroactively to our taxable years beginning after December 31, 2000, and the remaining provisions described above (including the new 10% value limitation partnership look-through rule) generally apply to our taxable years commencing after the date of enactment of the 2004 Act (i.e., January 1, 2005). This information supersedes and replaces the information under the caption “Proposed Legislation” in the accompanying prospectus.

SELLING STOCKHOLDERS

       The “selling stockholders” are the people or entities who have received or may receive shares of our common stock registered pursuant to this registration statement upon exchange of common units. The following table provides the names of the selling stockholders, the maximum number of shares of our common stock issued or issuable to such selling stockholders in the exchange and the aggregate number of shares of our common stock that will be owned by such selling stockholders after the exchange. The number of shares on the following table represents the number of shares of our common stock into which common units held by the selling stockholders are exchangeable, including those shares that have been issued in exchanges effected to date. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus supplement and the accompanying prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus supplement and the accompanying prospectus relates.

       The selling stockholders named below may from time to time offer the shares of our common stock offered by this prospectus supplement and the accompanying prospectus:

		Maximum
		Number of
		Shares of
		Our
		Common
	Shares of	Stock
	Our	Issued or
	Common	Issuable in				Maximum	Shares of Our
	Stock	the		Shares of Our Common		Number of	Common Stock
	Owned	Exchange		Stock Owned Following		Shares of Our	Owned after
	Prior to	and		the Exchange(1)(2)		Common	Resale(1)(3)
	the	Available				Stock to be
Name	Exchange(1)	for Resale		Shares	Percent	Resold	Shares	Percent

Robert F. Maguire III(4)	—	4,580,792		4,580,792	9.4%	4,580,792	—	—
Maguire Partners, Inc.(4)(15)	—	156,348	(5)	156,348	*	156,348	—	—
Maguire Partners SCS, Inc.(6)	—	406		406	*	406	—	—
Maguire Partners — BGHS, LLC(6)	—	99,131		99,131	*	99,131	—	—
Maguire Partners Pasadena Gen — Par, Inc.(6)	—	4,547		4,547	*	4,547	—	—
Bunker Hill Equity, LLC(6)	—	324,912		324,912	*	324,912	—	—
Maguire Partners — WFC Holdings, LLC(6)	—	2,393,729	(7)	2,393,729	5.1%	2,393,729	—	—
Maguire Partners Investments, LLC (6)	—	2,601,163		2,601,163	5.6%	2,601,163	—	—
Maguire Partners — Master Investments, LLC(8)	—	52,632		52,632	*	52,632	—	—
Thomas Master Investments, LLC	—	60,526		60,526	*	60,526	—	—
The Daniel and Linda Gifford Family Trust(9)	—	263,158	(10)	263,158	*	263,158	—	—
Timothy H. Walker(11)	—	210,526	(12)	210,526	*	210,526	—	—
William Thomas Allen(13)	—	215,164	(14)	215,164	*	215,164	—	—
Performing Arts Center of Los Angeles County(15)	—	36,364	(16)	36,364	*	36,364	—	—

Total		10,999,398		10,999,398		10,999,398

*	Less than 1.0 percent.

(1)	Based on information available to us as of the date of this prospectus supplement.

(2)	Assumes that we exchange the common units of the selling stockholders for shares of our common stock. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for common units of only such selling stockholder. Also assumes that no transactions with respect to our common stock or common units occur other than the exchange.

(3)	Assumes the selling stockholders sell all of their shares of our common stock offered pursuant to this prospectus supplement and the accompanying prospectus. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for common units of only such selling stockholder.

(4)	Mr. Maguire serves as our Chairman and Co-Chief Executive Officer. Prior to joining our company, Mr. Maguire served as the managing partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(5)	Represents 100,000 shares of our common stock issued in exchange for common units and 56,348 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(6)	This entity is 100% owned by Mr. Maguire.

(7)	Represents 750,000 shares of our common stock issued in exchange for common units and 1,643,729 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(8)	This entity is 55% owned by Mr. Maguire and 10% owned by Richard I. Gilchrist, our President and Co-Chief Executive Officer.

(9)	Held in trust by Daniel F. Gifford. Mr. Gifford serves as our Senior Vice President of Asset Management. Prior to joining our company, Mr. Gifford served as a partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(10)	Represents 210,000 shares of our common stock issued in exchange for common units and 53,138 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(11)	Timothy H. Walker served as our Senior Vice President of Marketing until September 2004. Prior to joining our company, Mr. Walker served as a partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(12)	Represents 210,526 shares of our common stock issued in exchange for common units.

(13)	William Thomas Allen served as a partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(14)	Represents 55,000 shares of our common stock issued in exchange for common units and 160,164 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(15)	On June 28, 2004, Maguire Partners, Inc. donated 36,364 common units, with a value of $900,009 (based on a common stock price of $24.75 per share on the NYSE on June 25, 2004), to the Performing Arts Center of Los Angeles County.

(16)	Represents 36,364 shares of our common stock issued in exchange for common units.